SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                                SCHEDULE 13D/A
                                (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 2)*

                  Lexington Corporate Properties, Inc.
                            (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)

                               529039109
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York 10020
                             (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                             December 31, 1997
         (Date of event which requires filing of this statement)
                         ______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                           Page 1 of 6 Pages
                                 <PAGE


                                      13D/A
CUSIP No.  529039109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON        Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
               (7) SOLE VOTING POWER          -0-
               ______________________________________________________________
               (8) SHARED VOTING POWER 2,000,000 (upon conversion of 2,000,000
NUMBER OF         shares of Class A Senior Cumulative Convertible Preferred
SHARES            Stock held by the reporting person, which are convertible
BENEFICIALLY      into Common Stock on a 1-for-1 basis, subject to adjustment)
OWNED BY       ______________________________________________________________
EACH           (9) SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10)SHARED DISPOSITIVE POWER  2,000,000 (upon conversion of
                2,000,000 shares of Class A Senior Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment)
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          2,000,000 (upon conversion of
              2,000,000 shares of Class A Senior Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            11.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 2 of 6 Pages
                                     <PAGE


                                      13D/A
CUSIP No.  529039109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON       Rothschild Realty Investors II L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
               (7) SOLE VOTING POWER          -0-
               ______________________________________________________________
               (8) SHARED VOTING POWER 2,000,000(upon conversion of 2,000,000
NUMBER OF         shares of Class A Senior Cumulative Convertible Preferred
SHARES            Stock held by the reporting person, which are convertible
BENEFICIALLY      into Common Stock on a 1-for-1 basis, subject to adjustment)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  2,000,000 (upon conversion of
                2,000,000 shares of Class A Senior Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          2,000,000 (upon conversion of
              2,000,000 shares of Class A Senior Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            11.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 3 of 6 Pages
                                     <PAGE




     This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D, as originally filed on January 30, 1997 with the Securities and Exchange Commission (the "Commission"), as previously amended by Amendment No. 1 filed with the Commission on April 30, 1997 (the "Schedule 13D"), of (i) Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors II L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild") with respect to the Common Stock, par value $.001 per share (the "Common Stock") of Lexington Corporate Properties, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.


                       *           *           *


Item 3 is hereby amended and restated in its entirety as follows:

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was Five Arrows' capital. The total amount of funds used by Five Arrows to purchase the 2,000,000 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Preferred Stock") reported herein was $25,000,000.


                       *           *           *


Item 5 is hereby amended and restated in its entirety as follows:

Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on December 31, 1997, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 2,000,000 shares of the Preferred Stock, which are convertible at any time on a 1-for-1 basis into Common Stock of the Company, subject to adjustment. Upon the full conversion of the 2,000,000 shares of Preferred Stock, at the initial conversion ratio, Five Arrows will own 11.6% of the issued and outstanding shares of Common Stock (based on the Company reporting 15,213,663 shares of Common Stock on November 13, 1997). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 2,000,000 shares of Preferred Stock held by Five Arrows.

          (b) Five Arrows and Rothschild have shared power to vote and dispose of the 2,000,000 shares of Preferred Stock.

                               Page 4 of 6 Pages
                                     <PAGE



            (c) As reported on the Schedule 13D, Five Arrows purchased 700,000 shares of Preferred Stock from the Company on January 21, 1997 pursuant to the Investment Agreement. In consideration for the 700,000 shares of Preferred Stock, Five Arrows paid $12.50 per share for a total of $8,750,000. As reported on Amendment No. 1 to the Schedule 13D, Five Arrows purchased 625,000 shares of Preferred Stock from the Company on April 28, 1997 pursuant to the Investment Agreement. In consideration for the 625,000 shares of Preferred Stock, Five Arrows paid $12.50 per share for a total of $7,812,500. Five Arrows purchased 675,000 shares of Preferred Stock from the Company on December 31, 1997 pursuant to the Investment Agreement. In consideration for the 675,000 shares of Preferred Stock, Five Arrows paid 12.50 per share for a total of $8,437,500.

     (d) Not applicable.

     (e) Not applicable.










                               Page 5 of 6 Pages
                                     <PAGE



                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 1997


                                    FIVE ARROWS REALTY SECURITIES L.L.C.

						     /s/ Matthew W. Kaplan
                                    By:  _______________________
                                         Matthew W. Kaplan
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

						     /s/ Matthew W. Kaplan
                                    By:  _______________________
                                         Matthew W. Kaplan
                                         Senior Vice President





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